NEW YORK 212-530-5000 LOS ANGELES 213-892-4000 WASHINGTON, D.C. 202-835-7500 LONDON 44-20-7615-3000 FRANKFURT 49-(0)69-71914-3400	MILBANK, TWEED, HADLEY & McCLOY LLP Rua Colombia, 325 CEP 01438-000 • São Paulo • SP Brazil TEL: 55-11-3927-7700 October 9, 2014	MUNICH 49-89-25559-3600 BEIJING 8610-5969-2700 HONG KONG 852-2971-4888 SINGAPORE 65-6428-2400 TOKYO 813-5410-2801

BY EDGAR
Ms. Jennifer Thompson
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0405
Phone Number: (202) 551-3737

Re: Brazilian Distribution Company
Form 20-F for the year ended December 31, 2013
Commission File No. 001-14626

Dear Ms. Thompson:

Brazilian Distribution Company (Companhia Brasileira de Distribuição, the “Company”) has received the Staff’s comment letter dated September 26, 2014 concerning the above-referenced filing on Form 20-F.  On behalf of the Company, we hereby confirm our conversation on the date hereof in which the Staff agreed to extend the deadline for submission of the responses by the Company to the Staff to October 24, 2014 from the original date, October 10, 2014.

If you have any questions or wish to discuss any matters relating to the foregoing, please contact me at (011-55-11) 3927-7781.

Thank you for your cooperation.

Very truly yours,

/s/ Fabiana Y. Sakai

Fabiana Y. Sakai

cc: Christophe Hidalgo and Daniela Sabbag – Brazilian Distribution Company

cc: Andrew B. Jánszky – Milbank, Tweed, Hadley & McCloy LLP